DC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

05004306

February 9, 2005

Samuel A. Guess
Assistant General Counsel
Corporate Division
Wal-Mart Stores, Inc.
Corporate Offices
702 S.W. 8th Street
Bentonville, AR 72716-0290

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2/9/2005

Re: Wal-Mart Stores, Inc.

Dear Mr. Guess:

This is in regard to your letters dated January 28, 2005 and February 8, 2005 concerning the shareholder proposal submitted by Brethren Benefit Trust, Inc.; Trinity Health; The Sisters of St. Francis of Philadelphia; and Sinsinawa Dominicans, Inc. for inclusion in Wal-Mart's proxy materials for its upcoming annual meeting of security holders. Your letters indicate that the proponents have withdrawn the proposal, and that Wal-Mart therefore withdraws its January 24, 2005 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Heather L. Maples

Heather L. Maples
Special Counsel

cc: Dawn Wolfe
Social Research and Advocacy
Boston Common Asset Management, LLC
84 State Street, Suite 1000
Boston, MA 02109

104169

WAL★MART®
LEGAL DEPARTMENT

CORPORATE DIVISION

Corporate Offices
702 S.W. 8TH Street
Bentonville, Arkansas 72716-0290
Phone: (479) 273-4505
Fax: (479) 277-5991
Samuel.Guess@wal-mart.com

Samuel A. Guess
Assistant General Counsel

January 24, 2005

OVERNIGHT DELIVERY
VIA FEDERAL EXPRESS

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Wal-Mart Stores, Inc. — Notice of Intent to Omit from Proxy Materials Shareholder Proposal Regarding Mature-Rated Video Games

Ladies and Gentlemen:

Wal-Mart Stores, Inc., a Delaware corporation ("Wal-Mart" or the "Company") submits this letter under Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to notify the Securities and Exchange Commission (the "Commission") of Wal-Mart's intention to exclude a shareholder proposal (the "Proposal") from the proxy materials for Wal-Mart's 2005 Annual Meeting of Shareholders (the "2005 Proxy Materials"). The Proposal was submitted by Boston Common Asset Management, LLC (the "Proponent"). Wal-Mart asks that the staff of the Division of Corporation Finance of the Commission (the "Staff") not recommend to the Commission that any enforcement action be taken if Wal-Mart excludes the Proposal from its 2005 Proxy Materials for the reasons described below. A copy of the original and revised Proposals and cover letters are attached to this letter as Exhibit A. In accordance with Rule 14a-8(j), six copies of this letter and its attachments are enclosed.

Due to the volume of proxy materials that the Company must produce and distribute to its shareholders, Wal-Mart plans to commence the printing of the 2005 Proxy Materials on or about April 12, 2005 so that it may commence mailing the 2005 Proxy Materials by no later than April 15, 2005. Accordingly, we would appreciate the Staff's prompt advice with respect to this matter.

The Proposal

Wal-Mart received the Proposal on December 1, 2004. The Proposal requests that Wal-Mart "report on the implementation of policies regarding the sale of Mature-rated video games to children and teens." On January 24, 2005, representatives of the Proponent and co-filers met with members of the Company's management regarding the Proposal. The parties engaged in a discussion of the sales of mature-rated video games, and the Company explained its policies and procedures with respect to the sales of such video games. At this point, the Company finds it necessary to submit this letter under Rule 14a-8(j) of the Exchange Act.

Grounds for Exclusion

Wal-Mart intends to omit the Proposal from its 2005 Proxy Materials on the grounds that: (a) the Proposal relates to the Company's ordinary business operations pursuant to Rule 14a-8(i)(7), and (b) the Proposal is not significantly related to the Company's operations pursuant to Rule 14a-8(i)(5).

The Proposal Relates to Wal-Mart's Ordinary Business Operations (Rule 14a-8(i)(7))

Under Rule 14a-8(i)(7), a proposal may be omitted from a registrant's proxy statement if such proposal "deals with a matter relating to the company's ordinary business operations." The principal purpose for the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual meeting." Release No. 34-40018 (May 21, 1998) (the "1998 Release"). In the 1998 Release, the Staff noted that the purpose of the ordinary business exclusion rests on two central policy considerations. The first is that "certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." The second relates to the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment.

The Proposal requests that the Board of Directors report on the implementation of the Company's policies regarding the sale of particular items such as mature-rated video games. In a 1983 release, the Staff stated that merely requesting that the registrant prepare a special report will not remove the proposal from the ordinary business grounds for exclusion. *See* Release No. 34-20091 (August 16, 1983); *see also General Electric* (December 10, 2004). By seeking to cause Wal-Mart to prepare a report on its policies for the manner in which it sells particular products, the Proposal implicates both of the above-described policy considerations of the ordinary business exclusion. The ability to create and implement policies regarding the sale of particular items in association with its business is fundamental to management's ability to control the day-to-day operations of the Company. This function is delegated to the Company's management by the laws of Delaware, Wal-Mart's state of incorporation, and is not appropriately delegated to the Company's shareholders. *See* Delaware General Corporation Law § 141(a). Additionally, although the Proposal is phrased in terms of *reporting* to the shareholders the Company's policies regarding the sale of such products, it is clear that the intent of the Proposal is to evaluate the efficacy and appropriateness of such policies. Therefore, the Proposal seeks to expand the resolution of ordinary business matters to shareholders and thus falls within the scope of the exclusion as described by the Staff in the 1998 Release.

Moreover, the Staff has consistently agreed with the analysis that the sale of a particular service, product, or line of products falls within the ordinary business ground for exclusion of a shareholder proposal regardless of whether the product was considered controversial. In *Kroger Co.* (March 20, 2003), which dealt with a proposal requesting the discontinuance of shopper cards, the Staff's correspondence expressly stated that the proposal was excludable under 14a-8(i)(7) "as relating to ordinary business operations (i.e., *the manner in which a company sells* and markets its products)." (emphasis added). In *Marriott International, Inc.* (February 13, 2004), the Staff found that a proposal which sought to adopt and enforce a policy regarding the sale and display of sexually explicit material to hotel customers was excludable under Rule 14a-8(i)(7).

Other proposals presented since the 1998 Release relating to the manner in which a company sells a particular, service, product, or line of products where the Staff granted no-action relief under the ordinary business exclusion include: *PepsiCo, Inc.* (February 11, 2004) (regarding vendor preferences); *Johnson & Johnson* (February 7, 2003) (regarding sale and advertising of particular products); *Wal-Mart Stores, Inc.* (March 9, 2001) (regarding the sale of handguns); *General Electric Co.* (February 4, 1999) (regarding the sale of long-term health insurance policies); and *Albertson's, Inc.* (March 18, 1999) (regarding the sale of tobacco products). Other similar matters that have been found by the Staff to fall within the ordinary business exclusion are the content of programming on a television network (*AT&T Corporation*, February 21, 2001; *General Electric Co.*, February 1, 1999), product terms and prices (*BellSouth Corp.*, January 25, 1999) and procedures for handling customer complaints (*General Electric Co.*, February 3, 1999). In addition, although it does not appear that the Staff has reviewed the applicability of the ordinary business exclusion specifically in the context of video games since the 1998 Release, the Staff did grant no-action relief to the Company on grounds of ordinary business prior to the 1998 Release regarding a similar proposal regarding the sale of war toys. *See Wal-Mart Stores, Inc.* (April 10, 1991).

As the Proposal deals with a matter that involves Wal-Mart's ordinary business operations and is thus not a matter that should be subject to direct shareholder control, Wal-Mart has concluded that it may omit the Proposal from its 2005 Proxy Materials in accordance with Rule 14a-8(i)(7). Furthermore, if the Staff concurs in Wal-Mart's view that the Proposal may be excluded pursuant to Rule 14a-8(i)(7), Wal-Mart respectfully requests that the Staff grant forward-looking relief so that, if the Proponent submits proposals dealing with the same subject matter in future years, Wal-Mart would be able simply to notify the Staff that it intended to exclude those proposals rather than seeking no-action from the Staff to exclude those proposals.

<u>The Proposal Relates to Operations Which Account for Less than 5% of the Company's Total Assets, Net Earnings, and Gross Sales, and is Not Otherwise Significantly Related to the Company's Business (Rule 14a-8(i)(5))</u>

Rule 14a-8(i)(5) permits a company to exclude from its proxy materials a proposal which relates to operations that: (i) account for less than 5% of the company's total assets, net earnings, and gross sales and (ii) is not otherwise significantly related to the company's business.

The Proposal relates to the sale of mature-rated video games to underage persons. The Company interprets Rule 14a-8(i)(5) to compare assets to assets, sales to sales, and earnings to earnings. For fiscal year ending January 31, 2004, the sale of mature-rated video games amounted to approximately 0.63% of the Company's total assets and approximately 0.08% of the Company's total sales. Furthermore, even if the Company compared the total *sales* of mature-rated video games to the Company's total *earnings*, the Company's total sales for mature-rated video games would only account for approximately 2.4% of the Company's total earnings. Therefore, the first prong of the Rule 14a-8(i)(5) ground for exclusion is clearly fulfilled.

The Company's business involves the retail sale of thousands of different kinds of products. The second prong of the Rule 14a-8(i)(5) is not met because the Proposal does not on its face raise a significant policy issue for the Company and is thus not significantly related to the Company's business. The Staff has interpreted Rule 14a-8(i)(5) to mean that proposals which focus on "sufficiently significant social policy issues" are not excludable from proxy materials because such proposals "transcend the day-to-day business matters" of the company. *See* Staff Legal Bulletin No. 14A (July 12, 2002) ("SLB 14"); the 1998 Release. However, the Company is not aware of an instance where the Staff has concluded that the retail sale of a particular product or line of products raises "sufficiently significant social policy issues" as described in Rule 14a-8(i)(5) and the 1998 Release.

Conversely, the Staff has on several occasions permitted a company's reliance on Rule 14a-8(i)(5) to exclude proposals regarding the sale of particular product or line of products. *See Kmart Corporation* (February 28, 1995) (stating that sales of books, magazines, and videos depicting sexual activity between adults fell below the 5% threshold and was not otherwise significantly related to the company's business); *American Stores Co.* (March 25, 1994) (regarding the sale of tobacco products); *Tribune Company* (January 27, 1994) (regarding a proposal requesting the company to develop ethical and moral criteria relating to cigarette advertising); *Kmart Corporation* (March 11, 1994) (stating that the sale of firearms was not significantly related to the company's business in light of company's diverse product mix). The Staff has permitted a company's reliance on Rule 14a-8(i)(5) to exclude a proposal when the proposal requested the registrant to warn of any hazards of signing over long-term health care policies. *See College Retirement Equities Fund* (May 3, 2004).

As the proposal relates to operations which account for less than 5% of the company's total assets, net earnings, and gross sales, and is not otherwise significantly related to the company's business, Wal-Mart has concluded that it may omit the Proposal from its 2005 Proxy Materials in accordance with Rule 14a-8(i)(5).

Conclusion

Based on the foregoing representations, Wal-Mart hereby requests that the Staff confirm that it will not recommend any enforcement action if the Proposal is excluded from Wal-Mart's 2005 Proxy Materials. Should you disagree with the conclusions set forth herein, we would appreciate the opportunity to confer with you prior to the issuance of the Staff's response. Moreover, Wal-Mart reserves the right to submit to the Staff additional bases upon which the Proposal may properly be excluded from the 2005 Proxy Materials.

By copy of this letter, the Proponent is being notified of Wal-Mart's intention to omit the Proposal from its 2005 Proxy Materials.

Please acknowledge receipt of this letter by date-stamping the accompanying acknowledgment copy and returning it to the undersigned in the self-addressed postage pre-paid envelope provided. Please call the undersigned at (479) 277-3302 or Jeffrey J. Gearhart, Vice President and General Counsel, Corporate, at (479) 277-2345 if you require additional information or wish to discuss this submission further.

Thank you for your consideration.

Respectfully Submitted,

Samuel A. Guess

cc: Dawn Wolf
Boston Common Asset Management LLC
84 State Street, Suite 1000
Boston, MA 02109
(617)720-5557

Catherine Rowan
Trinity Health
766 Brady Ave., Apt. 635
Bronx, NY 10462
(718)822-0820

Norma M. Nash, OSF
The Sisters of St. Francis of Philadelphia
609 South Convent Road
Aston, PA 19014-1207
(610)558-7661

Sr. June Wilkerson, OP
The Sinsinawa Dominicans
585 County Rd. Z
Sinsinawa, WI 53824

Enclosures

EXHIBIT A

BOSTON COMMON
ASSET MANAGEMENT, LLC

January 13, 2005

Thomas D. Hyde
Executive Vice-President and Corporate Secretary
Wal-Mart Stores, Inc.
702 S.W. Eighth Street
Bentonville, AR 72716

Sent via fax to 479-277-5991 and via FedEx

Dear Mr. Hyde,

Enclosed please find a revised shareholder Proposal from Boston Common Asset Management as requested in your Company letter dated and received January 10, 2005 via facsimile.

The shareholder proposal does not state nor imply Wal-Mart Stores, Inc. was actually observed in the *New York City Council Committee on Oversight and Investigations* report dated December 2003 on retail stores and video game ratings. The purpose of referencing the 2003 report is to highlight the conclusion: that in order to keep strong sexual and violently graphic content out of the hands of children, game retailers must make a commitment to ensuring Mature-rated games are not sold to children under age 17, as indicated by the "M" rating.

Nevertheless, in the interests of comity, we have redrafted the proposal (i) to delete the reference to the report in the RESOLVE Clause and (ii) to revise the final paragraph of the WHEREAS Clause to make it absolutely clear that no inference can be drawn that Wal-Mart was among those retailers observed in the New York City Council Investigation report.

Other references to the report remain, as the report's conclusion is an important one for all retailers of Mature-rated games, including Wal-Mart, regardless of whether or not the retailer was observed in this particular report.

Sincerely,

Dawn Wolfe

Dawn Wolfe
Social Research Analyst

Encl. Resolution Text

cc: Will Thomas, Director of Foundation Operations, The Brethren Benefit Trust, Inc.

Boston Common Asset Management, LLC 84 State Street, Suite 1000, Boston MA 02109 Tel: (617) 720 5557 Fax: (617) 720 5665 www.bostoncommonasset.com

VIOLENT VIDEO GAMES
REPORT ON IMPLEMENTATION OF RETAIL POLICIES
WAL-MART STORES, INC.

WHEREAS:

A statement to Congress by the American Medical Association, the American Academy of Pediatrics, and other organizations expressed the consensus of the public health community with respect to the impact of entertainment violence on children: "Children exposed to violent programming at a young age have a higher tendency for violent and aggressive behavior later in life than children who are not so exposed." *(Joint Statement on the Impact of Entertainment Violence on Children, Congressional Public Health Summit, July 2000);*

"The overwhelming trend in the research to date indicates that there are three major effects of exposure to violence in media: increased aggression and violent behavior; the 'mean world' syndrome, the concept that media inflates the prevalence of violence in the world and makes kids afraid; and desensitization towards violence." *(Dr. Michael Rich, American Academy of Pediatrics, presentation at Federal Trade Commission workshop on Marketing Violent Entertainment to Children, October 2003);*

"Video games, by virtue of being immersive, interactive, and enhanced with sensorimotor activity...may have an even more powerful influence on violent attitudes and behaviors." *(Dr. Rich, American Academy of Pediatrics, testimony to Chicago City Council, October 30, 2000);*

A study of over 600 adolescents found that adolescents who exposed themselves to greater amounts of video game violence were more hostile, were more likely to be involved in physical fights and performed more poorly in school. *(Gentile et.al., Journal of Adolescence, 27 (2004));*

The Entertainment Software Rating Board has developed a rating system for computer games that includes a rating symbol that indicates age-appropriateness (e.g., "AO" for adults only, "M" or "Mature" for 17 and older, "T" or "Teen" for 13 and older), and content descriptors that describe elements in a game's content that influenced its rating;

A Federal Trade Commission "Mystery Shopper" survey found that 69% of unaccompanied minors were able to purchase Mature-rated video games in stores. *(Federal Trade Commission, October 2003)*

A New York City Council Investigation Division report found that "minors were able to purchase Mature-rated video games at 34 of the 35 stores visited... A young person can walk into almost any store selling video games in New York City and purchase games that encourage and reward them for performing acts of violence and brutality that include beating women, shooting cops and committing racially motivated acts of violence." Although Wal-Mart was not among the stores visited, the report concluded: "retailers must make a real commitment to keeping video games with graphic violence or strong sexual content out of the hands of children. *(Parents Beware: Retail stores ignore video game ratings, New York City Council Committee on Oversight and Investigations, December 2003);*

RESOLVED:
Shareholders request that the Board of Directors report on the implementation of the corporation's policies regarding the sale of Mature-rated video games to children and teens.

Revised January 13, 2005

BOSTON COMMON
ASSET MANAGEMENT, LLC

January 13, 2005

Thomas D. Hyde
Executive Vice-President and Corporate Secretary
Wal-Mart Stores, Inc.
702 S.W. Eighth Street
Bentonville, AR 72716

Sent via fax to 479-277-5991 and via FedEx

Dear Mr. Hyde,

Enclosed please find a revised shareholder Proposal from Boston Common Asset Management as requested in your Company letter dated and received January 10, 2005 via facsimile.

The shareholder proposal does not state nor imply Wal-Mart Stores, Inc. was actually observed in the *New York City Council Committee on Oversight and Investigations* report dated December 2003 on retail stores and video game ratings. The purpose of referencing the 2003 report is to highlight the conclusion: that in order to keep strong sexual and violently graphic content out of the hands of children, game retailers must make a commitment to ensuring Mature-rated games are not sold to children under age 17, as indicated by the "M" rating.

Nevertheless, in the interests of comity, we have redrafted the proposal (i) to delete the reference to the report in the RESOLVE Clause and (ii) to revise the final paragraph of the WHEREAS Clause to make it absolutely clear that no inference can be drawn that Wal-Mart was among those retailers observed in the New York City Council Investigation report.

Other references to the report remain, as the report's conclusion is an important one for all retailers of Mature-rated games, including Wal-Mart, regardless of whether or not the retailer was observed in this particular report.

Sincerely,
Dawn Wolfe

Dawn Wolfe
Social Research Analyst

Encl. Resolution Text

cc: Will Thomas, Director of Foundation Operations, The Brethren Benefit Trust, Inc.

VIOLENT VIDEO GAMES
REPORT ON IMPLEMENTATION OF RETAIL POLICIES
WAL-MART STORES, INC.

WHEREAS:

A statement to Congress by the American Medical Association, the American Academy of Pediatrics, and other organizations expressed the consensus of the public health community with respect to the impact of entertainment violence on children: "Children exposed to violent programming at a young age have a higher tendency for violent and aggressive behavior later in life than children who are not so exposed." *(Joint Statement on the Impact of Entertainment Violence on Children, Congressional Public Health Summit, July 2000);*

"The overwhelming trend in the research to date indicates that there are three major effects of exposure to violence in media: increased aggression and violent behavior; the 'mean world' syndrome, the concept that media inflates the prevalence of violence in the world and makes kids afraid; and desensitization towards violence." *(Dr. Michael Rich, American Academy of Pediatrics, presentation at Federal Trade Commission workshop on Marketing Violent Entertainment to Children, October 2003);*

"Video games, by virtue of being immersive, interactive, and enhanced with sensorimotor activity...may have an even more powerful influence on violent attitudes and behaviors." *(Dr. Rich, American Academy of Pediatrics, testimony to Chicago City Council, October 30, 2000);*

A study of over 600 adolescents found that adolescents who exposed themselves to greater amounts of video game violence were more hostile, were more likely to be involved in physical fights and performed more poorly in school. *(Gentile et.al., Journal of Adolescence, 27 (2004));*

The Entertainment Software Rating Board has developed a rating system for computer games that includes a rating symbol that indicates age-appropriateness (e.g., "AO" for adults only, "M" or "Mature" for 17 and older, "T" or "Teen" for 13 and older), and content descriptors that describe elements in a game's content that influenced its rating;

A Federal Trade Commission "Mystery Shopper" survey found that 69% of unaccompanied minors were able to purchase Mature-rated video games in stores. *(Federal Trade Commission, October 2003)*

A New York City Council Investigation Division report found that "minors were able to purchase Mature-rated video games at 34 of the 35 stores visited... A young person can walk into almost any store selling video games in New York City and purchase games that encourage and reward them for performing acts of violence and brutality that include beating women, shooting cops and committing racially motivated acts of violence." Although Wal-Mart was not among the stores visited, the report concluded: "retailers must make a real commitment to keeping video games with graphic violence or strong sexual content out of the hands of children. *(Parents Beware: Retail stores ignore video game ratings, New York City Council Committee on Oversight and Investigations, December 2003);*

RESOLVED:
Shareholders request that the Board of Directors report on the implementation of the corporation's policies regarding the sale of Mature-rated video games to children and teens.

Revised January 13, 2005

WAL★MART®
LEGAL DEPARTMENT

CORPORATE DIVISION

Corporate Offices
702 S.W. 8TH Street
Bentonville, Arkansas 72716-0290
Phone: (479) 273-4505
Fax: (479) 277-5991

Samuel A. Guess
Assistant General Counsel

January 28, 2005

OVERNIGHT DELIVERY
VIA FEDERAL EXPRESS

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Wal-Mart Stores, Inc. — Notice of Withdraw of Shareholder Proposal Regarding Mature-Rated Video Games

Ladies and Gentlemen:

On January 24, 2005, we submitted a letter requesting that the Staff agree to take no action if we omitted from our 2005 Proxy Statement a stockholder proposal submitted by Boston Common Asset Management, LLC (the "Proponent") relating to the sale of Mature-rated video games to children under 17 years of age. As evidenced by the letters attached hereto as part of Exhibit A, the named Proponent is authorized to act on behalf of the primary filer and all co-proponents. On January 28, 2005, we received a letter, attached hereto as part of Exhibit B, from the named Proponent withdrawing the proposal on behalf of the primary filer and all co-proponents. Accordingly, we hereby withdraw our no action request dated January 24, 2005 relating to such proposal.

Please acknowledge receipt of this letter by date-stamping the accompanying acknowledgment copy and returning it to the undersigned in the self-addressed postage pre-paid envelope provided. Please call the undersigned at (479) 277-3302 or Jeffrey J. Gearhart, Vice President and General Counsel, Corporate, at (479) 277-2345 if you require additional information.

Thank you for your consideration.

Respectfully Submitted

Samuel A. Guess

cc: Dawn Wolf
Boston Common Asset Management LLC
84 State Street, Suite 1000
Boston, MA 02109
(617)720-5557

Catherine Rowan
Trinity Health
766 Brady Ave., Apt. 635
Bronx, NY 10462
(718)822-0820

Norma M. Nash, OSF
The Sisters of St. Francis of Philadelphia
609 South Convent Road
Aston, PA 19014-1207
(610)558-7661

Sr. June Wilkerson, OP
The Sinsinawa Dominicans
585 County Rd. Z
Sinsinawa, WI 53824

Enclosures

Exhibit A

Catherine Rowan
Corporate Responsibility Consultant

Samuel A. Guess
Assistant General Counsel, Corporate Governance
Wal-Mart Stores, Incorporated
702 SW 8th Street
Bentonville, Arkansas 72716

January 19, 2005

VIA FACSIMILE (479) 277-5991 (3 pages)

Dear Mr. Guess:

On December 3, 2004, as a representative of Trinity Health, the beneficial owner of 91,900 shares of Wal-Mart stock, I sent by certified mail a letter and shareholder proposal to the Company regarding the sale of Mature-rated video games to children under 17 years of age. Please recognize Trinity Health as a co-sponsor of the resolution filed by Boston Common Asset Management on behalf of the Brethren Benefit Trust on December 1, 2004 regarding the sale of Mature rated video games to children under 17 years of age. With this letter I am faxing the returned postcard verifying that Wal-Mart received my filing letter.

We understand and support the revisions made to the above referenced shareholder resolution re-submitted on January 13th, 2005 by Boston Common Asset Management in response to your letter dated January 10th, 2005. The revised resolution text is enclosed with this letter.

As co-sponsors of this resolution, ***Trinity Health*** recognizes Boston Common Asset Management as the primary filer of the referenced resolution on behalf of its client Brethren Benefit Trust and Boston Common is authorized to act on our behalf regarding all matters related to this proposal.

Boston Common Asset Management will be in touch with you regarding your request for a conference call next week to discuss the substance of our proposal.

Sincerely,
Catherine Rowan

Catherine Rowan, representing Trinity Health

Enclosure:

Shareholder resolution filing, revised as of January 13th, 2005
Facsimile of return postcard of certified mail

766 Brady Ave., Apt.635 • Bronx, NY 10462
718/822-0820 • Fax: 718-504-4787
Email: rowan@bestweb.net

VIOLENT VIDEO GAMES
REPORT ON IMPLEMENTATION OF RETAIL POLICIES
WAL-MART STORES, INC.

WHEREAS:

A statement to Congress by the American Medical Association, the American Academy of Pediatrics, and other organizations expressed the consensus of the public health community with respect to the impact of entertainment violence on children: "Children exposed to violent programming at a young age have a higher tendency for violent and aggressive behavior later in life than children who are not so exposed." *(Joint Statement on the Impact of Entertainment Violence on Children, Congressional Public Health Summit, July 2000);*

"The overwhelming trend in the research to date indicates that there are three major effects of exposure to violence in media: increased aggression and violent behavior; the 'mean world' syndrome, the concept that media inflates the prevalence of violence in the world and makes kids afraid; and desensitization towards violence." *(Dr. Michael Rich, American Academy of Pediatrics, presentation at Federal Trade Commission workshop on Marketing Violent Entertainment to Children, October 2003);*

"Video games, by virtue of being immersive, interactive, and enhanced with sensorimotor activity...may have an even more powerful influence on violent attitudes and behaviors." *(Dr. Rich, American Academy of Pediatrics, testimony to Chicago City Council, October 30, 2000);*

A study of over 600 adolescents found that adolescents who exposed themselves to greater amounts of video game violence were more hostile, were more likely to be involved in physical fights and performed more poorly in school. *(Gentile et.al., Journal of Adolescence, 27 (2004));*

The Entertainment Software Rating Board has developed a rating system for computer games that includes a rating symbol that indicates age-appropriateness (e.g., "AO" for adults only, "M" or "Mature" for 17 and older, "T" or "Teen" for 13 and older), and content descriptors that describe elements in a game's content that influenced its rating;

A Federal Trade Commission "Mystery Shopper" survey found that 69% of unaccompanied minors were able to purchase Mature-rated video games in stores. *(Federal Trade Commission, October 2003)*

A New York City Council Investigation Division report found that "minors were able to purchase Mature-rated video games at 34 of the 35 stores visited... A young person can walk into almost any store selling video games in New York City and purchase games that encourage and reward them for performing acts of violence and brutality that include beating women, shooting cops and committing racially motivated acts of violence." Although Wal-Mart was not among the stores visited, the report concluded: "retailers must make a real commitment to keeping video games with graphic violence or strong sexual content out of the hands of children. *(Parents Beware: Retail stores ignore video game ratings, New York City Council Committee on Oversight and Investigations, December 2003);*

RESOLVED:
Shareholders request that the Board of Directors report on the implementation of the corporation's policies regarding the sale of Mature-rated video games to children and teens.

Revised January 13, 2005

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Wal-Mart Stores
702 Southwest Eighth St.
Bentonville, AR
72716-0215

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Street, Apt. No.; or PO Box No. 702 Southwest Eighth St.
City, State, ZIP+4 Bentonville AR 72716-0215

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1855-2005: Celebrating the Journey...

150 years

THE SISTERS OF ST. FRANCIS OF PHILADELPHIA

Samuel A. Guess
Assistant General Counsel, Corporate Governance
Wal-Mart Stores, Incorporated
702 SW 8th Street
Bentonville, Arkansas 72716

January 19, 2005

VIA FACIMILE (479) 277-5991

Dear Mr. Guess:

The Sisters of St. Francis of Philadelphia is a co-sponsor of the resolution filed by Boston Common Asset Management on behalf of the Brethren Benefit Trust on December 1, 2004 regarding the sale of Mature rated video games to children under 17 years of age.

We understand and support the revisions made to the above referenced shareholder resolution re-submitted on January 13th, 2005 in response to your letter dated January 10th, 2005. The revised resolution text is enclosed with this letter.

As co-sponsors of this resolution, ***The Sisters of St. Francis of Philadelphia*** recognizes Boston Common Asset Management as the primary filer of the referenced resolution and Boston Common is authorized to act on our behalf regarding all matters related to this proposal.

Boston Common Asset Management will be in touch with you regarding your request for a conference call next week to discuss the substance of our proposal.

Sincerely,

Nora M. Nash, OSF
Director, Corporate Social Responsibility

Enclosure:

VIOLENT VIDEO GAMES
REPORT ON IMPLEMENTATION OF RETAIL POLICIES
WAL-MART STORES, INC.

WHEREAS:

A statement to Congress by the American Medical Association, the American Academy of Pediatrics, and other organizations expressed the consensus of the public health community with respect to the impact of entertainment violence on children: "Children exposed to violent programming at a young age have a higher tendency for violent and aggressive behavior later in life than children who are not so exposed." *(Joint Statement on the Impact of Entertainment Violence on Children, Congressional Public Health Summit, July 2000);*

"The overwhelming trend in the research to date indicates that there are three major effects of exposure to violence in media: increased aggression and violent behavior; the 'mean world' syndrome, the concept that media inflates the prevalence of violence in the world and makes kids afraid; and desensitization towards violence." *(Dr. Michael Rich, American Academy of Pediatrics, presentation at Federal Trade Commission workshop on Marketing Violent Entertainment to Children, October 2003);*

"Video games, by virtue of being immersive, interactive, and enhanced with sensorimotor activity…may have an even more powerful influence on violent attitudes and behaviors." *(Dr. Rich, American Academy of Pediatrics, testimony to Chicago City Council, October 30, 2000);*

A study of over 600 adolescents found that adolescents who exposed themselves to greater amounts of video game violence were more hostile, were more likely to be involved in physical fights and performed more poorly in school. *(Gentile et.al., Journal of Adolescence, 27 (2004));*

The Entertainment Software Rating Board has developed a rating system for computer games that includes a rating symbol that indicates age-appropriateness (e.g., "AO" for adults only, "M" or "Mature" for 17 and older, "T" or "Teen" for 13 and older), and content descriptors that describe elements in a game's content that influenced its rating;

A Federal Trade Commission "Mystery Shopper" survey found that 69% of unaccompanied minors were able to purchase Mature-rated video games in stores. *(Federal Trade Commission, October 2003)*

A New York City Council Investigation Division report found that "minors were able to purchase Mature-rated video games at 34 of the 35 stores visited… A young person can walk into almost any store selling video games in New York City and purchase games that encourage and reward them for performing acts of violence and brutality that include beating women, shooting cops and committing racially motivated acts of violence." Although Wal-Mart was not among the stores visited, the report concluded: "retailers must make a real commitment to keeping video games with graphic violence or strong sexual content out of the hands of children. *(Parents Beware: Retail stores ignore video game ratings, New York City Council Committee on Oversight and Investigations, December 2003);*

RESOLVED:

Shareholders request that the Board of Directors report on the implementation of the corporation's policies regarding the sale of Mature-rated video games to children and teens.

Revised January 13, 2005

The Sinsinawa Dominicans
Shareholder and Consumer Action Advisory Committee
585 County Rd. Z, Sinsinawa, WI 53824

Samuel A. Guess
Assistant General Counsel, Corporate Governance
Wal-Mart Stores, Incorporated
702 SW 8th Street
Bentonville, Arkansas 72716

January 20, 2005

VIA FACIMILE (479) 277-5991

Dear Mr. Guess:

Sinsinawa Dominicans, Inc. is a co-sponsor of the resolution filed by Boston Common Asset Management on behalf of the Brethren Benefit Trust on December 1, 2004 regarding the sale of Mature rated video games to children under 17 years of age.

We understand and support the revisions made to the above referenced shareholder resolution re-submitted on January 13th, 2005 by Boston Common Asset Management in response to your letter dated January 10th, 2005. The revised resolution text is enclosed with this letter.

As co-sponsors of this resolution, Sinsinawa Dominicans, Inc recognizes Boston Common Asset Management as the primary filer of the referenced resolution on behalf of its client Brethren Benefit Trust and Boston Common is authorized to act on our behalf regarding all matters related to this proposal.

Boston Common Asset Management will be in touch with you regarding your request for a conference call next week to discuss the substance of our proposal.

Sincerely,

June Wilkerson, OP

June Wilkerson. OP
Committee Member

Enclosure:
Shareholder resolution filing, revised as of January 13th, 2005

VIOLENT VIDEO GAMES
REPORT ON IMPLEMENTATION OF RETAIL POLICIES
WAL-MART STORES, INC.

WHEREAS:

A statement to Congress by the American Medical Association, the American Academy of Pediatrics, and other organizations expressed the consensus of the public health community with respect to the impact of entertainment violence on children: "Children exposed to violent programming at a young age have a higher tendency for violent and aggressive behavior later in life than children who are not so exposed." *(Joint Statement on the Impact of Entertainment Violence on Children, Congressional Public Health Summit, July 2000);*

"The overwhelming trend in the research to date indicates that there are three major effects of exposure to violence in media: increased aggression and violent behavior; the 'mean world' syndrome, the concept that media inflates the prevalence of violence in the world and makes kids afraid; and desensitization towards violence." *(Dr. Michael Rich, American Academy of Pediatrics, presentation at Federal Trade Commission workshop on Marketing Violent Entertainment to Children, October 2003);*

"Video games, by virtue of being immersive, interactive, and enhanced with sensorimotor activity...may have an even more powerful influence on violent attitudes and behaviors." *(Dr. Rich, American Academy of Pediatrics, testimony to Chicago City Council, October 30, 2000);*

A study of over 600 adolescents found that adolescents who exposed themselves to greater amounts of video game violence were more hostile, were more likely to be involved in physical fights and performed more poorly in school. *(Gentile et.al., Journal of Adolescence, 27 (2004));*

The Entertainment Software Rating Board has developed a rating system for computer games that includes a rating symbol that indicates age-appropriateness (e.g., "AO" for adults only, "M" or "Mature" for 17 and older, "T" or "Teen" for 13 and older), and content descriptors that describe elements in a game's content that influenced its rating;

A Federal Trade Commission "Mystery Shopper" survey found that 69% of unaccompanied minors were able to purchase Mature-rated video games in stores. *(Federal Trade Commission, October 2003)*

A New York City Council Investigation Division report found that "minors were able to purchase Mature-rated video games at 34 of the 35 stores visited... A young person can walk into almost any store selling video games in New York City and purchase games that encourage and reward them for performing acts of violence and brutality that include beating women, shooting cops and committing racially motivated acts of violence." Although Wal-Mart was not among the stores visited, the report concluded: "retailers must make a real commitment to keeping video games with graphic violence or strong sexual content out of the hands of children. *(Parents Beware: Retail stores ignore video game ratings, New York City Council Committee on Oversight and Investigations, December 2003);*

RESOLVED:
Shareholders request that the Board of Directors report on the implementation of the corporation's policies regarding the sale of Mature-rated video games to children and teens.

Revised January 13, 2005

CHURCH OF THE BRETHREN
BENEFIT TRUST INC.

Samuel A. Guess
Assistant General Counsel, Corporate Governance
Wal-Mart Stores, Incorporated
702 SW 8th Street
Bentonville, Arkansas 72716

January 19, 2005

VIA FACIMILE (479) 277-5991

Dear Mr. Guess:

Brethren Benefit Trust, Inc. is the lead sponsor of the resolution filed by Boston Common Asset Management on December 1, 2004 regarding the sale of Mature rated video games to children under 17 years of age.

We understand and support the revisions made to the above referenced shareholder resolution re-submitted on January 13th, 2005 in response to your letter dated January 10th, 2005. The revised resolution text is enclosed with this letter.

Boston Common is authorized to act on our behalf regarding all matters related to this proposal.

Boston Common Asset Management will be in touch with you regarding your request for a conference call next week to discuss the substance of our proposal.

Sincerely,

William F. Thomas
Director of Foundation Operations

Enclosure:

Shareholder resolution filing, revised as of January 13th, 2005

1505 Dundee Avenue • Elgin, Illinois 60120-1619 • Web Site: www.brethrenbenefittrust.org
847-695-0200 • 800-746-1505 toll free • 847-742 0135 fax

VIOLENT VIDEO GAMES
REPORT ON IMPLEMENTATION OF RETAIL POLICIES
WAL-MART STORES, INC.

WHEREAS:

A statement to Congress by the American Medical Association, the American Academy of Pediatrics, and other organizations expressed the consensus of the public health community with respect to the impact of entertainment violence on children: "Children exposed to violent programming at a young age have a higher tendency for violent and aggressive behavior later in life than children who are not so exposed." *(Joint Statement on the Impact of Entertainment Violence on Children, Congressional Public Health Summit, July 2000);*

"The overwhelming trend in the research to date indicates that there are three major effects of exposure to violence in media: increased aggression and violent behavior; the 'mean world' syndrome, the concept that media inflates the prevalence of violence in the world and makes kids afraid; and desensitization towards violence." *(Dr. Michael Rich, American Academy of Pediatrics, presentation at Federal Trade Commission workshop on Marketing Violent Entertainment to Children, October 2003);*

"Video games, by virtue of being immersive, interactive, and enhanced with sensorimotor activity...may have an even more powerful influence on violent attitudes and behaviors." *(Dr. Rich, American Academy of Pediatrics, testimony to Chicago City Council, October 30, 2000);*

A study of over 600 adolescents found that adolescents who exposed themselves to greater amounts of video game violence were more hostile, were more likely to be involved in physical fights and performed more poorly in school. *(Gentile et.al., Journal of Adolescence, 27 (2004));*

The Entertainment Software Rating Board has developed a rating system for computer games that includes a rating symbol that indicates age-appropriateness (e.g., "AO" for adults only, "M" or "Mature" for 17 and older, "T" or "Teen" for 13 and older), and content descriptors that describe elements in a game's content that influenced its rating;

A Federal Trade Commission "Mystery Shopper" survey found that 69% of unaccompanied minors were able to purchase Mature-rated video games in stores. *(Federal Trade Commission, October 2003)*

A New York City Council Investigation Division report found that "minors were able to purchase Mature-rated video games at 34 of the 35 stores visited... A young person can walk into almost any store selling video games in New York City and purchase games that encourage and reward them for performing acts of violence and brutality that include beating women, shooting cops and committing racially motivated acts of violence." Although Wal-Mart was not among the stores visited, the report concluded: "retailers must make a real commitment to keeping video games with graphic violence or strong sexual content out of the hands of children. *(Parents Beware: Retail stores ignore video game ratings, New York City Council Committee on Oversight and Investigations, December 2003);*

RESOLVED:
Shareholders request that the Board of Directors report on the implementation of the corporation's policies regarding the sale of Mature-rated video games to children and teens.

Revised January 13, 2005

Exhibit B

BOSTON COMMON
ASSET MANAGEMENT

FACSIMILE TRANSMITTAL SHEET

TO: Thomas D. Hyde	FROM: Dawn Wolfe
COMPANY: Wal-Mart Stores, Inc.	DATE: 1/28/05
FAX NUMBER: 479.277.5991	TOTAL NO. OF PAGES INCLUDING COVER: 2
PHONE NUMBER:	SENDER'S REFERENCE NUMBER:
RE: Withdrawal of Shareholder Proposal	YOUR REFERENCE NUMBER:

☐ URGENT ☐ FOR REVIEW ☐ PLEASE COMMENT ☐ PLEASE REPLY ☐ PLEASE RECYCLE

NOTES/COMMENTS:

Dear Mr. Hyde:

Enclosed please find confirmation of withdrawal of the shareholder proposal submitted by Boston Common Asset Management on behalf of our client the Brethren Benefit Trust on December 1, 2004.

Sincerely,

Dawn Wolfe

Dawn Wolfe
Social Research and Advocacy
Boston Common Asset Management, LLC
84 State Street, Suite 1000
Boston, MA 02109
Telephone: 617.720.5557
Fax: 617.720.5665

CC: Samuel Guess, Assistant General Counsel

BOSTON COMMON
ASSET MANAGEMENT, LLC

January 28, 2005

Mr. Samuel Guess
Assistant General Counsel
Wal-Mart Stores, Inc.
702 S.W. Eighth Street
Bentonville, AR 72716

Sent via facsimile to 479-277-5991

Dear Mr. Guess:

Following discussion on January 28, 2005 with the primary filer and all co-proponents of the shareholder Proposal filed by Boston Common Asset Management on behalf of the Brethren Benefit Trust on December 1, 2004 regarding the sale of Mature rated video games to children under 17 years of age, I am writing to inform you of our intent to withdraw the Proposal at the SEC.

A letter explaining the withdrawal of our Proposal will be forthcoming the week of January 31, 2005.

Sincerely,

Dawn Wolfe

Dawn Wolfe
Social Research and Advocacy
Boston Common Asset Management, LLC
84 State Street, Suite 1000
Boston, MA 02109
Telephone: 617.720.5557
Fax: 617.720.5665

WAL★MART®
LEGAL DEPARTMENT
CORPORATE DIVISION

Corporate Offices
702 S.W. 8TH Street
Bentonville, Arkansas 72716-0290
Phone: (479) 273-4505
Fax: (479) 277-5991

Samuel A. Guess
Assistant General Counsel

February 8, 2005

OVERNIGHT DELIVERY
VIA FEDERAL EXPRESS

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Wal-Mart Stores, Inc. — Notice of Withdraw of Shareholder Proposal Regarding Mature-Rated Video Games

Ladies and Gentlemen:

This letter updates our January 28, 2005 letter in which we advised that Boston Common Asset Management, LLC and all co-proponents (the "Proponents") had withdrawn their shareholder proposal regarding the sale of mature-rated video games. The Proponents have forwarded a follow-up letter, attached as Exhibit A, which more specifically describes the withdrawal of the shareholder proposal. Accordingly, we hereby withdraw our no action request dated January 24, 2005 relating to such proposal.

Please acknowledge receipt of this letter by date-stamping the accompanying acknowledgment copy and returning it to the undersigned in the self-addressed postage pre-paid envelope provided. Please call the undersigned at (479) 277-3302 or Jeffrey J. Gearhart, Vice President and General Counsel, Corporate, at (479) 277-2345 if you require additional information.

Thank you for your consideration.

Respectfully Submitted

Samuel A. Guess

cc: Dawn Wolf
Boston Common Asset Management LLC
84 State Street, Suite 1000
Boston, MA 02109
(617)720-5557

Catherine Rowan
Trinity Health
766 Brady Ave., Apt. 635
Bronx, NY 10462
(718)822-0820

Norma M. Nash, OSF
The Sisters of St. Francis of Philadelphia
609 South Convent Road
Aston, PA 19014-1207
(610)558-7661

Sr. June Wilkerson, OP
The Sinsinawa Dominicans
585 County Rd. Z
Sinsinawa, WI 53824

Enclosures

Exhibit A

BOSTON COMMON
ASSET MANAGEMENT

FACSIMILE TRANSMITTAL SHEET

TO:	FROM:
Thomas D. Hyde	Dawn Wolfe
COMPANY: Wal-Mart Stores, Inc.	DATE: 2/04/05
FAX NUMBER: 479.277.5991	TOTAL NO. OF PAGES INCLUDING COVER: 4
PHONE NUMBER:	SENDER'S REFERENCE NUMBER:
RE: Withdrawal of Shareholder Proposal	YOUR REFERENCE NUMBER:

☐ URGENT ☐ FOR REVIEW ☐ PLEASE COMMENT ☐ PLEASE REPLY ☐ PLEASE RECYCLE

NOTES/COMMENTS:

Dear Mr. Hyde:

Enclosed please find our shareholder letter explaining our withdrawal of the proposal submitted by Boston Common Asset Management on behalf of our client the Brethren Benefit Trust on December 1, 2004.

We hope to hear from you in the near future regarding the remaining questions we have as outlined in this letter.

Sincerely,

Dawn Wolfe
Social Research and Advocacy
Boston Common Asset Management, LLC
84 State Street, Suite 1000
Boston, MA 02109
Telephone: 617.720.5557
Fax: 617.720.5665

CC: Samuel Guess, Assistant General Counsel

BOSTON COMMON
ASSET MANAGEMENT, LLC

February 4, 2005

Mr. Thomas D. Hyde
Executive Vice-President and Corporate Secretary
Wal-Mart Stores, Inc.
702 S.W. Eighth Street
Bentonville, AR 72716

Sent via facsimile to 479-277-5991

Dear Mr. Hyde:

As stated in our January 28, 2005 notice and confirmed by Wal-Mart's subsequent no action request withdrawal at the SEC, Boston Common Asset Management, on behalf of the Brethren Benefit Trust and all co-proponents, has withdrawn our shareholder Proposal on child access to Mature (M) rated video games filed on December 1, 2004. We confirm that we will not bring this Proposal to the meeting for a vote.

We were encouraged to withdraw our Proposal for three main reasons;

- Wal-Mart's efforts to **prevent the sale** of M-rated video games to youths under 17 years of age by not advertising M rated games in retail circulars and through a prompting system used nation-wide by trained cashiers that requests customer ID at the POS.
- Wal-Mart's efforts to **educate consumers** on the ESRB rating system and game content via in-store public broadcast messages and signage positioned at the purchase point of games.
- Wal-Mart's commitment to **address remaining shareholder questions** that were not adequately responded to in the January 24th, 2005 conference call between our stakeholder group and Wal-Mart representatives Mark Larsen, Samuel Guess, Karen Burks, Taylor Wyand and David Ortiz.

We applaud the above referenced efforts by our company, most notably the corporate policy against print advertising of M rated games. It is evident to our shareholder group that Wal-Mart has considered the problem of access to violent M rated video games by children under 17 years of age and has responded in a more responsible manner than many of its competitors.

Boston Common Asset Management, LLC 84 State Street, Suite 1000, Boston MA 02109 Tel: (617) 720 5557 Fax: (617) 720 5665 www.bostoncommonasset.com

While we are pleased with the steps our company has taken to protect children under the age of 17 from the excessively violent and sexual content of M rated video games, the January conference call left some questions unanswered. On the understanding we would receive a response from Wal-Mart to these questions we withdrew the Proposal. Specifically, we would like further discussion/information on the following:

1. **Monitoring and Compliance with Corporate Policies:** In our January discussion appropriate personnel were not available to answer our inquiries in this area. We were told by Samuel Guess that you "can't prove a double negative" and Wal-Mart was unsure of any method in which to ensure that the POS age-verification prompting system was actually being complied with by operators (ie: cashiers). However, we were also informed that non-compliance with the system constituted grounds for "coaching" (understood as additional training) and possible termination. How could these corrective policies ever be implemented if Wal-Mart does not monitor compliance in any consistent manner? We suggest that some form of evaluation tool be implemented to support monitoring policies. Has Wal-Mart considered conducting internal secret shopper surveys for compliance monitoring purposes? It is not clear to our shareholder group why no monitoring of policy compliance is taking place nor how corrective action could be applied without it. We request clarification on this point.

2. **Public Broadcast Messages:** We are aware these in-store messages are considered regionally sensitive and may differ depending on what area of the United States the store is located. Can you confirm that broadcast messages explaining the ESRB rating system are played at all stores nationwide for an average of 30 seconds approximately hourly as described to our shareholder group on January 24th?

3. **Website Promotion of M rated Video Games:** M rated video games are advertised and for sale at www.walmart.com. We request the "Top Sellers" list located at this URL under the Video Game tab clearly show the ESRB rating of the game next to the name on the list. Currently, the rating is shown only after the game is selected and is thus not present to consumers simply consulting the list. A more clear demonstration of the rating is especially important for adults who use the list in considering a game purchase as a gift for a child. At the time of writing this letter, three of the five "Top Sellers" were M rated games. Our shareholder group appreciates Samuel Guess' notification to Boston Common on February 1, 2005 that he had communicated with Wal-Mart's content managers and that they were working on developing a solution to the suggestions for the website with more information forthcoming by the week's end.

4. **In-store Separation of M rated Video Games:** Placing M rated games apart from other video games is a clear statement to consumers about the violent nature of M rated content and the games' age appropriateness. Separating M rated video games from EC, E and T rated games would identify Wal-Mart as a leader on this issue and clarify for parents the excessively violent and sexual nature of

interactive play that defines the M rated game experience. Our shareholder group was told by Samuel Guess that the relevant people to address the question of game separation were not present during our conference and that they would be contacted and consulted regarding our request. When will the appropriate personnel be made available to directly address this outstanding question from concerned shareholders?

As per the January 24th, 2005 discussion between Samuel Guess and Dawn Wolfe, we appreciate your commitment to respond to remaining shareholder concerns in a timely manner. We look forward to a working relationship and having our unanswered questions on the important issue of child access to violent video games addressed.

Sincerely,

Dawn Wolfe

William Thomas
Director of Foundation Operations,
Brethren Benefit Trust, Inc.
1505 Dundee Avenue
Elgin, IL 60120

Regina McKillip, OP
Sinsinawa Dominicans
7200 W. Division
River Forest, IL 60305

Dawn Wolfe
Social Research & Advocacy Analyst
Boston Common Asset Management
84 State Street, Suite 1000
Boston, MA 02144

Catherine Rowan
Corporate Responsibility Coordinator
Trinity Health
766 Brady Avenue - Apt. 635
Bronx, NY 10462

Nora Nash
Sisters of St. Francis of Philadelphia
Our Lady of Angels Convent
609 South Convent Road
Aston, PA 19014

Gary Brouse
Program Director, Violence &
Militarization of Society Working Group
Inter-faith Center of Corporate
Responsibility
475 Riverside Drive, Room 1842
New York, NY 10115

CC: Mr. Samuel Guess, Assistant General Counsel, Wal-Mart Stores, Inc.